Exhibit 21

List of Subsidiaries

The Company has the following subsidiaries, each of which is 100% owned by the Company:

Name of Subsidiary	Jurisdiction of Incorporation
Lee Middleton Original Dolls, Inc.	Wisconsin
License Products, Inc. (1)	Wisconsin

(1)	Lee Middleton Original Dolls, Inc. owns 100% of the common stock of License Products, Inc.